Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2015)

(1) GRANT OF RESTRICTED SHARE UNITS AND

(2) AMENDMENT OF VESTING DATES OF PREVIOUSLY GRANTED RESTRICTED SHARE UNITS

1.	On June 15, 2023, the Company granted 20,627,800 RSUs pursuant to the Company’s 2019 Plan to one Director and 1,709 employees, subject to the terms and conditions of the 2019 Plan and the award agreements entered into between the Company and each of the grantees.

2.	To facilitate the administration and vesting of the RSUs, with effect from June 15, 2023, the vesting dates of each of the outstanding RSUs previously granted by the Company under the 2019 Plan and the 2020 Plan shall be amended so that: (a) wherever a vesting date falls on the 1st day of January of a calendar year, such date shall be changed to the 15th day of December of the immediately preceding calendar year; and (b) wherever a vesting date falls on the 1st day of July of a calendar year, such date shall be changed to the 15th day of June of the same calendar year.

GRANT OF RESTRICTED SHARE UNITS

On June 15, 2023, the Company granted an aggregate of 20,627,800 RSUs pursuant to the 2019 Plan to one Director, namely Mr. Donghui Ma, an executive Director and President of the Company (the “Director Grant”) and 1,709 employees (the “Employee Grants”, together with the Director Grant, the “RSU Grants”), representing the same number of Class A Ordinary Shares and approximately 0.99% of the total Shares of the Company (on a one share one vote basis) in issue as at the date of this announcement.

The RSU Grants are subject to the terms and conditions of the 2019 Plan and the award agreements entered into between the Company and each of the grantees. The principal terms of the 2019 Plan are set out in the section headed “Statutory and General Information – D. Share Incentive Plans – 1. The 2019 Plan” in Appendix IV to the prospectus of the Company dated August 3, 2021.

The RSUs will be satisfied through utilizing the Class A Ordinary Shares held by the depositary of the ADSs for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the 2019 Plan.

The RSU Grants would not result in the options and awards granted and to be granted to each individual grantee in the 12-month period up to and including the date of such grant in aggregate to exceed 1% of the Shares in issue.

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Save for the grantee under the Director Grant, none of the grantees under the RSU Grants is a Director, chief executive or substantial shareholder of the Company or an associate or any of them. None of the RSU Grants will be subject to approval by the shareholders of the Company. No financial assistance has been provided by the Group to the grantees of the RSU Grants to facilitate the purchase of Shares under the 2019 Plan.

Details of the RSU Grants are as follows:

Date of Grant	Aggregate number of RSUs granted	Exercise Price of RSUs granted	Market Price of the Class A Ordinary Shares on the Date of Grant

June 15, 2023	Mr. Donghui Ma: 600,000	Mr. Donghui Ma: US$0.1 per RSU	HK$134.50 per Share

	Employee grantees: 20,027,800	Employee grantees: US$0.1 per RSU

Vesting period

Subject to the terms of the Director Grant, the RSUs under the Director Grant shall vest in equal portions on December 15, 2023, December 15, 2024 and December 15, 2025, respectively. Taking into account the contribution made by Mr. Donghui Ma to the Company in the past and the expected significant contribution he will make to the Company in 2023 and in order to keep the vesting schedule consistent with the grants of RSUs to other directors and senior management members for administrative purpose, the Compensation Committee of the Board considers a vesting period of less than 12 months in respect of the portion of the RSU to vest on December 15, 2023 to be appropriate.

Subject to the terms of the Employee Grants, the RSUs under the Employee Grants shall vest in accordance with the following schedule:

(a)	0.01%, 0.30%, 6.08%, 3.12% and 76.53% of the RSUs granted under the Employee Grants shall vest in equal portion(s) over one year, two years, three years, four years and five years from June 15, 2023, respectively;

(b)	0.06%, 2.92%, 5.33%, 0.58% and 0.22% of the RSUs granted under the Employee Grants shall vest in equal portion(s) over one year, two years, three years, four years and five years from December 15, 2023, respectively;

(c)	0.46% of the RSUs granted under the Employee Grants shall vest in equal portions, first on the date of grant, and then on the three subsequent anniversaries of June 15, 2023; another 0.25% of the RSUs shall vest in the same way except on the four subsequent anniversaries of December 15, 2023. Taking into account the contribution made by such employees to the Company in the past and their expected valuable contributions to the Company in 2023, the Compensation Committee of the Board considers a vesting period of less than 12 months (for the relevant portion of the RSUs) to be appropriate;

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(d)	0.65% of the RSUs granted under the Employee Grants shall vest in equal portions, first on the date of grant, and then on December 15, 2023 and the two subsequent anniversaries thereof; another 3.50% of the RSUs shall vest in the same way except on the three subsequent anniversaries of December 15, 2023. Taking into account the contribution made by such employees to the Company in the past and their expected valuable contributions to the Company in 2023, the Compensation Committee of the Board considers a vesting period of less than 12 months (for the relevant portion of the RSUs) to be appropriate.

Performance targets

The vesting of the RSUs under the RSU Grants is not subject to performance targets. In respect of the Director Grant, as it (i) forms part of the remuneration package of the Director grantee, (ii) is to incentivize and retain such Director grantee, whose contributions are beneficial to the continual operation, development and long-term growth of the Group, and (iii) is subject to clawback mechanisms as detailed below, the Compensation Committee of the Board is of the view that it is not necessary to set performance targets for the Director Grant. This arrangement aligns with the purpose of the 2019 Plan to secure and retain the services of valuable employees, directors, or consultants and provide incentive for such persons to exert their best efforts for the success of the Group’s business and is consistent with the grants of RSUs to other directors and senior management members, which are/were also not subject to performance targets.

Clawback mechanisms

Pursuant to the terms of the RSU Grants, in the event that the employment or service is terminated for any reason, the right to any unvested RSU will terminate concurrently and the Company has the right to require the grantee to sell any portion or all of the Class A Ordinary Shares distributed to the grantee following the vesting of any RSU, within 60 days of the termination of employment or service. In the event that any of the grantee’s personal conduct impairs the reputation of the Company, the Company has the right to terminate and revoke the RSUs, whether vested or unvested, at no cost to the Company. In addition, if the grantee violates the non-competition agreement with the Company after the termination of employment or service, the grantee is obligated to surrender all the Class A Ordinary Shares acquired from the RSU and/or return the gains of selling the Class A Ordinary Shares to the Company at no cost to the Company. The terms of the RSU Grants further provide that in the event the employment or service is terminated (i) for cause as defined in the 2019 Plan, (ii) for any serious violation of any laws or regulations, or (iii) for any serious violation of the employee handbook of the Company, the grantee’s right to any vested or unvested portion of the RSUs will terminate immediately, and the RSUs shall be forfeited and automatically transferred to and reacquired by the Company at no cost to the Company. In the event that the grantee has paid for a portion of the RSUs and received payment or Class A Ordinary Shares from the Company, the grantee is obligated to surrender all the Class A Ordinary Shares acquired from the RSUs and/or return the gains of selling the Class A Ordinary Shares to the Company at no cost to the Company.

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Class A Ordinary Shares available for grant under the 2019 Plan

The overall limit on the number of underlying Shares pursuant to the 2019 Plan is 141,083,452 Class A Ordinary Shares, of which only up to 123,349,000 may be issued pursuant to awards granted in the form of options. Upon the making of the RSU Grants, the Company may grant further awards representing a total of 51,451,552 Class A Ordinary Shares pursuant to the 2019 Plan, of which only up to 51,451,552 may be issued pursuant to awards granted in the form of options.

The 2019 Plan does not constitute a share scheme pursuant to the new Chapter 17 of the Listing Rules (effective from January 1, 2023). The Company will comply with the new Chapter 17 of the Listing Rules in accordance with the transitional arrangements for existing share schemes.

AMENDMENT OF VESTING DATES OF PREVIOUSLY GRANTED RESTRICTED SHARE UNITS

To facilitate the administration and vesting of the RSUs, with effect from June 15, 2023, the vesting dates of each of the outstanding RSUs previously granted by the Company under the 2019 Plan and the 2020 Plan shall be amended in the following manner (such amendment, the “Amendment of Vesting Dates”):

(a)	wherever a vesting date falls on the 1st day of January of a calendar year, such date shall be changed to the 15th day of December of the immediately preceding calendar year; and

(b)	wherever a vesting date falls on the 1st day of July of a calendar year, such date shall be changed to the 15th day of June of the same calendar year.

In accordance with the requirements under Chapter 17 of the Listing Rules and the scheme rules of each of the 2019 Plan and the 2020 Plan, the Amendment of Vesting Dates has been approved by each of the Board and the Compensation Committee of the Board after taking into account the above reasons, as the initial grants of the relevant RSUs were approved by the Board (or the committee established by the Board to administer the 2019 Plan and the 2020 Plan in accordance with the scheme rules thereof) and/or the Compensation Committee of the Board (as the case may be).

The primary purpose of the Amendment of Vesting Dates was to facilitate the administration and vesting of the RSUs taking into account the regulatory requirements on the blackout periods.

For the avoidance of doubt, apart from the vesting dates, none of the other terms and conditions of the outstanding RSUs under the 2019 Plan and the 2020 Plan is affected by the Amendment of Vesting Dates; further, none of the terms and conditions of the outstanding Options under the 2019 Plan and the 2020 Plan is affected by the Amendment of Vesting Dates.

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DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

“ADSs”	American Depositary Shares, each representing two Class A Ordinary Shares

“Board”	the board of Directors of the Company

“Class A Ordinary Share(s)”	class A ordinary shares in the share capital of the Company with a par value of US$0.0001 each, conferring a holder of Class A Ordinary Share one vote per Share on any resolution tabled at the Company’s general meeting

“Class B Ordinary Share(s)”	class B ordinary shares in the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class B Ordinary Share is entitled to ten votes per Share on any resolution tabled at the Company’s general meeting, save for resolutions with respect to any Reserved Matters, in which case they shall be entitled to one vote per Share

“Company”	Li Auto Inc. (理想汽車) (formerly known as “Leading Ideal Inc.” and “CHJ Technologies Inc.”), a company with limited liability incorporated in the Cayman Islands on April 28, 2017

“Director(s)”	the director(s) of the Company

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“2019 Plan”	the share incentive plan our Company adopted on July 2, 2019, as amended from time to time

“2020 Plan”	the share incentive plan our Company adopted on July 9, 2020, as amended from time to time

“Option(s)”	option(s), each evidencing the rights to purchase one Class A Ordinary Share at the stipulated exercise price

“Reserved Matters”	those matters resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to the Articles of Association, being (i) any amendment to the Memorandum or Articles, including the variation of the rights attached to any class of shares, (ii) the appointment, election or removal of any independent non-executive Director, (iii) the appointment or removal of the Company’s auditors, and (iv) the voluntary liquidation or winding-up of the Company

“RSU(s)”	restricted share unit(s), each evidencing the rights to receive one Class A Ordinary Share

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“Share(s)”	the Class A Ordinary Shares and the Class B Ordinary Shares in the share capital of the Company, as the context so requires

“US$”	U.S. dollars, the lawful currency of the United States of America

By order of the Board
Li Auto Inc.
Xiang Li
Chairman

Hong Kong, June 15, 2023

As of the date of this announcement, the board of directors of the Company comprises Mr. Xiang Li, Mr. Donghui Ma, and Mr. Tie Li as executive directors, Mr. Xing Wang and Mr. Zheng Fan as non-executive directors, and Mr. Hongqiang Zhao, Mr. Zhenyu Jiang, and Prof. Xing Xiao as independent non-executive directors.

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